Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

12 June 2020

AUSTRAC LITIGATION UPDATE

As indicated in an ASX release on 4 June 2020, Westpac filed its Defence to AUSTRAC’s Statement of Claim on 15 May 2020, in which it admitted to a substantial majority of the contraventions alleged by AUSTRAC.

Westpac has continued to review its processes and as part of that has disclosed to AUSTRAC issues regarding its obligation to file threshold transaction reports (previously disclosed in Westpac’s First Half 2020 Results Announcement). In addition, in December 2019 as part of the lookback announced in its response to AUSTRAC's claim, Westpac reported additional SMRs in relation to potential child exploitation.

Westpac has now been informed by AUSTRAC that it is further investigating these matters and has notified Westpac it may amend its statement of claim to include allegations arising from these investigations. AUSTRAC has requested further information from Westpac on these matters, including in relation to the TTR issues and 272 customers, many of which were the subject of SMRs previously filed as part of the lookback. Further updates on this matter will be provided as required.

There is a further case management hearing on 17 June 2020.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.